Exhibit 14.1

NTK HOLDINGS, INC.

CODE OF ETHICS FOR SENIOR FINANCIAL MANAGEMENT

NTK Holdings, Inc., a Delaware corporation (the “Company”) has adopted this Code of Ethics (the “Code”) for Senior Financial Management (defined below) to promote honest and ethical conduct and to deter wrongdoing. This Code applies to the Company’s President and Chief Executive Officer, Vice President and Chief Financial Officer, Vice President and Controller, Vice President and Treasurer and any other employees performing similar functions who have been identified by the President and Chief Executive Officer (collectively, the “Senior Financial Management”). The Company expects the highest possible ethical conduct from the Senior Financial Management and their full compliance with the Code is mandatory.

Any person who has information concerning any violation of the Code by any member of the Senior Financial Management shall promptly bring such information to the attention of the Vice President and General Counsel of the Company. The Vice President and General Counsel will refer complaints, as necessary, to the Board of Directors of the Company or an appropriate Committee of the Board, for resolution. Violations of the Code may subject the offending employee to appropriate actions, such as censure, suspension or termination, as determined by the Board of Directors or an appropriate Committee of the Board. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code. The Board of Directors or an appropriate Committee of the Board, shall consider any request for a waiver of the Code and any amendments to the Code. All such waivers or amendments shall be disclosed promptly as required by law or Securities and Exchange Commission (“SEC”) regulation.

All members of the Senior Financial Management shall:

1.	Engage in, and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.	Provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications by the Company;

3.	Comply with all applicable governmental laws, rules and regulations;

4.	Promptly report any possible violations of the Code to the Vice President and General Counsel; and

5.	Be held accountable for adherence to the Code.